Exhibit 4.110

SHARE PURCHASE AGREEMENT
between
VRG AS (reg. no. 998372801)
("Seller")
AND
Mezzanine Financing Investment III Ltd.
("Buyer")
24 NOVEMBER 2015
This agreement (the "Agreement") has been entered into between Seller and Buyer on this 24th day of November 2015:
1.	The Seller hereby sells, and the Buyer hereby acquires all the shares the Seller owns in Nautilus Offshore Services Inc, a Marshall Islands corporation (which is referred therein as the "Company"and the "Shares").Based on the information from the Company, the Seller currently owns directly 376,802 shares of Common Stock, 376,802 shares of Series A Preferred Shares, and 0 shares of Series B Preferred Shares, in Nautilus Offshore Services Inc.
2.	The total purchase price for all of the Shares is USD 1,500,000=
3.	The transfer of Shares takes place upon the signing of this agreement by both parties. As from the same time the Buyer takes over all rights and obligations as a shareholder in the Company.
4.	The total purchase price to be paid as soon as possible, and latest within three working days to the following account held by the Seller in DNB;
Account number 1250 04 88555
IBAN NO29 1250 0488 555
BIC (Swift) DNBANOKKXXX
5.	In the event that the Buyer does not transfer the total purchase price to the Seller, the Buyer shall on demand pay interest on the sum due, from and including the day after the due date to the date of actually payment, at the rate of 20% per annum. Payment for the Shares and any interest due to late payment to be guaranteed by Dryships Inc.
6.	The Seller represents and warrants that:

(i)	the Shares are owned by the Seller, free from any encumbrances, liens or restrictions of any kind whatsoever;
(ii)	there are no warrants, options or other rights of any nature vested with any third party in respect of the Shares or in respect of any right to acquire any ownership interest in the Subsidiary;
(iii)	the Seller's Board of Directors has approved and authorised the sale of the Shares;
This agreement has been executed in two copies, one to each party.
***
Seller:
VRG AS
/s/ Svein-Harald Mosvold Knutsen
Date:  24 November 2015
Name: Svein-Harald Mosvold Knutsen
Buyer:
/s/ Ziad Nakhleh
Date:  24 November 2015
Name: Ziad Nakhleh